SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR AND GERMAN PILOT UNION (V.C.) SIGNS FRAMEWORK AGREEMENT

Ryanair (on Fri 30th Nov), signed a framework agreement with the German Pilot union (VC), covering a VTV (4 year deal including pay, pension and pilot allowances) and an MTV (benefits including seniority, annual leave and base transfer systems) with agreement that the detailed documents to be concluded by Feb 28 next.

These signed agreements deliver basic pay increases, Ryanair's industry leading 5 on 4 off roster, and apply German labour law for all Ryanair's German based pilots.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 December, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary